SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                   RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
                              EXCHANGE ACT OF 1934

                           For the month of April 2007

                        Commission File Number: 000-49650

                           A/S STEAMSHIP COMPANY TORM
                 (Translation of registrant's name into English)

                               Tuborg Havnevej 18
                                DK-2900 Hellerup
                                     Denmark
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein as Exhibit 1 is a copy of the Joint News Release made by Teekay Shipping Corporation ("Teekay") and A/S Steamship Company Torm (the "Company") announcing that Teekay and the Company have entered into a definitive agreement to acquire OMI Corporation.

                                                                       Exhibit 1



                           A/S Dampskibsselskabet TORM
                  Tuborg Havnevej 18, DK-2900 Hellerup, Denmark

                               JOINT NEWS RELEASE
        -----------------------------------------------------------------
                      OMI TO BE ACQUIRED BY TEEKAY AND TORM

April 17, 2007, Teekay Shipping Corporation (Teekay) (NYSE: TK), A/S Dampskibsselskabet TORM (TORM) (DSE: TORM and NASDAQ: TRMD), and OMI Corporation
(OMI) (NYSE: OMM) today announced that Teekay and TORM have entered into a definitive agreement to acquire OMI. The agreement was unanimously approved by OMI's Board of Directors.

Under the agreement, OMI shareholders will receive $29.25 in cash for each share of OMI common stock they hold. Teekay and TORM will equally split the total cost of the transaction of approximately $2.2 billion, including assumed net debt and other transaction costs. Under the terms of the agreement, OMI will be permitted to pay a dividend at a rate of $0.15 per share per quarter, pro rated from April 1 to the closing of the tender offer, up to a maximum of $0.15 per share in the aggregate.

Under the agreement, Teekay and TORM are required to commence a tender offer to the OMI shareholders on or before April 27, 2007. The tender offer will be subject to acceptance from OMI shareholders representing over 50 percent of OMI's outstanding shares, as well as receipt of standard regulatory approvals. If the tender is successful, the transaction is expected to close during the second quarter of 2007. OMI will promptly file a copy of the definitive agreement with the Securities and Exchange Commission.

Upon closing, Teekay and TORM have agreed to divide the assets of OMI equally between the companies. Teekay will acquire OMI's Suezmax operations and eight product tankers, and TORM will acquire the remaining product tankers, 26 in total.

"We are delighted with the outcome of this process, which we believe has greatly benefited our stockholders and is a testament to the outstanding job our people have done in a highly competitive market environment," said Craig H. Stevenson, Jr., Chairman and Chief Executive Officer of OMI.

Due to the pending transaction, the OMI Board of Directors has postponed OMI's 2007 Annual Meeting of Stockholders to June 28, 2007 from May 9, 2007.


About Teekay

Teekay Shipping Corporation transports more than 10 percent of the world's seaborne oil, has expanded into the liquefied natural gas shipping sector through its publicly-listed subsidiary, Teekay LNG Partners L.P. (NYSE: TGP), and is further growing its operations in the offshore production, storage and transportation sector through its publicly-listed subsidiary, Teekay Offshore Partners L.P. (NYSE: TOO). With a fleet of over 155 vessels, offices in 17 countries and 5,600 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world's leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Teekay's reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.

Teekay's common stock is listed on the New York Stock Exchange where it trades under the symbol "TK".

About TORM

TORM is one of the world's leading carriers of refined oil products and has significant activities in the bulk market. The Company operates more than 100 modern and secure vessels, most of them in pool co-operation with other respected shipping companies, sharing TORM's commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889. The Company conducts business all over the world and is headquartered in Copenhagen, Denmark. TORM's shares are listed in Copenhagen (ticker TORM) as well as on NASDAQ (ticker TRMD).

About OMI

OMI Corporation is a major international owner and operator of tankers. Its fleet aggregates approximately 3.5 million deadweight tons and comprises 13 Suezmax tankers (7 of which it owns and 6 of which are chartered-in) and 32 product carriers (of which it owns 28 and charters-in 4). In addition, the Company has 2 product carriers under construction, which will be delivered in 2009.

In connection with the transaction, OMI received financial advice from Perella Weinberg Partners and Fearnley Fonds and legal advice from Jones Day.

Important Information

This document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of OMI's common stock will only be made pursuant to an offer to purchase and related materials that Teekay and TORM intend to file with the Securities and Exchange Commission. Once filed, OMI shareholders should read these materials carefully prior to making any decisions with respect to the offer because they contain important information, including the terms and conditions of the offer. Once filed, OMI shareholders will be able to obtain the offer to purchase and related materials with respect to the offer free of charge at the SEC's website at www.SEC.gov, from the information agent named in the tender offer materials or from Teekay or TORM.

Forward looking statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management's current views with respect to certain future events and performance, including statements regarding: the closing of Teekay and TORM's acquisition of OMI; the timing of circulating the tender offer and subsequent outcome of the tender; and the individual assets to be acquired by Teekay and TORM. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: potential failure to close the transaction; potential inability of Teekay and TORM to integrate OMI's operations successfully, including the retention of key employees, customer and market reaction to the transaction; changes in production of or demand for oil and petroleum products, either generally or in particular regions; greater than anticipated levels of tanker newbuilding orders or less than anticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall tanker tonnage requirements; potential breach of the newbuilding contracts by any of the parties, potential delays or non-delivery of the newbuildings; changes in applicable industry regulations; changes in the typical seasonal variations in tanker charter rates; and other factors discussed in Teekay's and TORM's Report on Form 20-F for the fiscal year ended December 31, 2005 which is on file with the SEC.

      Klaus Kjaerulff, CEO, tel.: +45 39 17 92 00, mobile: +45 40 10 81 11.
    N. E. Nielsen, Chairman, tel.: +45 72 27 00 00, mobile: +45 25 26 33 43.

                             Web site: www.torm.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 A/S STEAMSHIP COMPANY TORM
                                                 (registrant)


Dated: April 18, 2007
                                                 By: /s/ Klaus Kjaerulff
                                                     --------------------
                                                     Klaus Kjaerulff
                                                     Chief Executive Officer


SK 03810 0001 766105